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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*
                             _______________________


                        MINCO MINING & METALS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                     60253L
                                 (CUSIP Number)

                                 PETER C. ROZEE
                              TECK COMINCO LIMITED
                         SUITE 600 -- 200 BURRARD STREET
                             VANCOUVER, B.C. V6C 3L9
                                     CANADA
                            TEL. NO.: (604) 687-1117
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                NOVEMBER 26, 2004
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Common Stock: CUSIP NO. 60253L                                       Page 2 of 6
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Teck Cominco Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                      (b) [_]

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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                          [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
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                       7   SOLE VOTING POWER  (See Item 5)

                           2,690,643 shares of Common Stock
                             175,000 warrants to purchase 175,000 shares
                                     of Common Stock
                       ---------------------------------------------------------
                       8   SHARED VOTING POWER  (See Item 5)
    NUMBER OF
     SHARES                -0-
BENEFICIALLY OWNED     ---------------------------------------------------------
BY EACH REPORTING      9   SOLE DISPOSITIVE POWER  (See Item 5)
     PERSON
      WITH                 2,690,643 shares of Common Stock
                             175,000 warrants to purchase 175,000 shares
                                     of Common Stock
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER  (See Item 5)

                           -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      2,690,643 shares of Common Stock
        175,000 warrants to purchase 175,000 shares of Common Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.69% of issued and outstanding shares of Common Stock
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14    TYPE OF REPORTING PERSON

      CO
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Common Stock: CUSIP NO. 60253L                                       Page 3 of 6
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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

                  This constitutes Amendment No. 2 to the Statement on Schedule 13D, dated December 8, 2003, as amended by Amendment No. 1 dated July 21, 2004, relating to shares of common stock and warrants to purchase common stock, without par value, of Minco Mining & Metals Corporation, located at 1980--1055
W. Hastings Street, Vancouver, B.C., Canada.


ITEM 2.  IDENTITY AND BACKGROUND

                  The identity of the security holder is Teck Cominco Limited, a mining company, with principal executive offices at 600--200 Burrard Street, Vancouver, B.C., Canada, which was incorporated under the laws of Canada. During the last five years, neither Teck Cominco Limited nor any of its subsidiaries has been convicted of a criminal proceeding. During the last five years, neither Teck Cominco Limited nor any of its subsidiaries has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As of December 8, 2003, the amount of funds used to make the purchase of 2,546,429 shares of common stock and 460,714 warrants to purchase 460,714 common stock was $2,895,000 and the source of funds was from working capital and was not borrowed or otherwise obtained. The shares of common stock were acquired at various times by Private Placement and Subscription Agreements and the exercise of warrants.

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Common Stock: CUSIP NO. 60253L                                       Page 4 of 6
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                  On July 13, 2004, we exercised 285,714 warrants to purchase
285,714 additional shares of common stock at an aggregate price of $114,286 ($0.40 per share).

                  From November 15 through November 30, 2004, we sold 141,500 shares of common stock on the open market at an aggregate price of $225,465 ($1.59/share).

           DATE                       NO. OF SHARES             PRICE PER SHARE
     -----------------                -------------             ---------------
     November 15, 2004                    1,500                      $1.60
     November 23, 2004                    3,000                      $1.60
                                          5,000                      $1.64
     November 24, 2004                    4,000                      $1.60
     November 25, 3004                    5,000                      $1.61
     November 26, 2004                    5,000                      $1.60
                                          5,000                      $1.62
                                         10,000                      $1.60
                                          5,000                      $1.62
     November 29, 2004                   10,000                      $1.61
                                         10,000                      $1.63
                                          3,000                      $1.64
                                         15,000                      $1.63
                                         15,000                      $1.62
                                         10,000                      $1.60
                                         10,000                      $1.63
     November 30, 2004                    5,000                      $1.66
                                         11,000                      $1.65
                                          3,000                      $1.66
                                          3,000                      $1.67
                                          3,000                      $1.68

                  As of November 30, 2004 we held 2,690,643 shares of common stock and 175,000 warrants to purchase 175,000 shares of common stock..


ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the transactions has been solely for investment.


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Common Stock: CUSIP NO. 60253L                                       Page 5 of 6
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The aggregate number of shares of common stock held is 2,690,643 and 175,000 warrants to purchase 175,000 shares of common stock, which represents 7.69% of the issued and outstanding shares of Minco Mining & Metals Corporation's common stock, according to recent share counts provided by Minco Mining & Metals Corporation. Teck Cominco Limited has the sole power to vote and dispose of these securities. There have been no transactions of these securities by Teck Cominco Limited during the past 60 days, other than as described above in Item 3. See "Item 3. Source and Amount of Funds or Other Consideration". No other person has the power to direct the receipt of dividends or any proceeds of dispositions of these securities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

                  There are no contracts, arrangements, understandings or relationships with respect to any securities of Minco Mining & Metals Corporation held by Teck Cominco Limited.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.


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Common Stock: CUSIP NO. 60253L                                       Page 6 of 6
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                                   SIGNATURES


             After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2004


                                        TECK COMINCO LIMITED


                                        By: /s/ Peter C. Rozee
                                            ------------------------------
                                            Name:  Peter C. Rozee
                                            Title: Vice President,
                                                   Commercial & Legal Affairs